UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Monterey Gourmet Foods, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

612570101

(CUSIP Number)

Young Chul Kang

Pulmuone U.S.A., Inc.

2315 Moore Avenue

Fullerton, California 92833

(714) 578-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

December 14, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons. Pulmuone U.S.A., Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 200 shares (See Item 5)
	(8)	Shared voting power
	(9)	Sole dispositive power 200 shares (See Item 5)
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 200 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100% (See Item 5)
(14)	Type of reporting person (see instructions) CO

(1)	Names of reporting persons. Pulmuone Cornerstone Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 0 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 0 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) CO

(1)	Names of reporting persons. Monterey Gourmet Foods, Inc., as Successor in Interest to Pulmuone Cornerstone Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 0 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 0 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of Monterey Gourmet Foods, Inc., a Delaware corporation (“MGF”). MGF’s principal executive offices are located at 1528 Moffett Street, Salinas, California 93905 and its telephone number is (831) 753-6262.

Item 2.	Identity and Background.

This Statement is being filed by (i) Pulmuone U.S.A., Inc., a California corporation and a direct subsidiary of Pulmuone (“Parent”) and (ii) Pulmuone Cornerstone Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) (collectively, the “Reporting Persons”).

The principal executive offices of each Reporting Person is 2315 Moore Avenue, Fullerton, California 92833. Purchaser was organized for the sole purpose of acquiring MGF and has not engaged in any unrelated activities since its formation.

The name, citizenship, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Parent and Purchaser are set forth on Schedule A hereto (collectively, the “Scheduled Persons”, and each a “Scheduled Person”).

During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the Scheduled Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the Scheduled Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration.

As more fully described in Item 4 hereof, Parent, Purchaser and MGF entered into an Agreement and Plan of Merger, dated as of October 8, 2009 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. Pursuant to the Merger Agreement, on November 10, 2009, Parent and Purchaser commenced a cash tender offer (the “Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (together with the Common Stock, the “Shares”), of MGF at a price of $2.70 per Share, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”).

The Offer expired at 12:00 midnight, Eastern Time, on December 10, 2009. The Offer was not extended. Based on the information provided by the depositary, a total of approximately 14,461,736 Shares were validly tendered and not withdrawn (including approximately 200,934 Shares subject to guaranteed delivery procedures), representing approximately 86.1% of MGF’s outstanding Shares. All Shares that were validly tendered in the Offer and not withdrawn were accepted for payment on December 11, 2009. Purchaser promptly paid for such Shares at the Offer Price.

On December 14, 2009, in accordance with the terms of the Merger Agreement, Purchaser exercised its option (the “Top-Up Option”) to purchase from MGF a number of newly-issued Shares sufficient to give Purchaser ownership of more than 90% of the outstanding Shares at a price of $2.70 per Share, the same amount paid for each Share tendered and accepted for payment by Purchaser pursuant to the Offer. Accordingly, Purchaser purchased 8,503,719 Shares (the “Top-Up Shares”) for an aggregate purchase price of $22,960,041.30, of which $8,503.72 was paid in cash (which cash amount represents the par value of each purchased Share) and $22,951,537.58 was paid by delivery of a promissory note. The Top-Up Shares, when combined with the Shares purchased in the Offer that were not subject to guarantees of delivery, were sufficient to give Purchaser aggregate ownership of more than 90% of the outstanding Shares as of December 14, 2009.

On December 14, 2009, Parent effected a “short-form” merger, pursuant to which Purchaser merged with and into MGF (the “Merger”) in accordance with the terms of the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with MGF continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by MGF, Parent, Purchaser or any of their respective subsidiaries and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) were converted into the right to receive $2.70 per Share, in cash, without interest and subject to any required withholding taxes (the “Merger Consideration”).

The Reporting Persons estimate that the total cost to consummate the Offer and the Merger was approximately $45.8 million (plus an additional $22,951,537.58 for the Top-Up Shares that was paid by delivery of a promissory note). Pulmuone Holdings Co., Ltd. and Parent provided Purchaser with sufficient funds to satisfy these obligations, using cash on hand and borrowings from Korea Development Bank consisting of a term loan facility of up to KRW 28 billion and a bridge loan facility of up to $20 million, which will be converted into a term loan facility to MGF. All information contained in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 4.	Purpose of Transaction.

(a)-(i) The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, MGF. The Offer, as the first step in the acquisition of MGF, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger was to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

On November 10, 2009, Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”). The Offer expired at midnight, Eastern Time, on December 10, 2009. All Shares validly tendered and not properly withdrawn were accepted for purchase by Purchaser on December 11, 2009. On December 14, 2009, Purchaser exercised the Top-Up Option to purchase Shares directly from MGF in accordance with the Merger Agreement and acquired the Top-Up Shares at a price of $2.70 per Share for an aggregate purchase price of $22,960,041.30, of which $8,503.72 was paid in cash (which cash amount represents the par value of each purchased Share) and $22,951,537.58 was paid by delivery of a promissory note. The Top-Up Shares, when combined with the Shares purchased in the Offer that were not subject to guarantees of delivery, were sufficient to give Purchaser aggregate ownership of more than 90% of the outstanding Shares as of December 14, 2009.

Section 253 of the DGCL provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock can effect a “short-form” merger with that subsidiary without any other action by the other stockholders of the subsidiary. Pursuant to the Merger Agreement, at 4:35 p.m., New York City time, on December 14, 2009 (the “Effective Time”), Purchaser was merged with and into MGF, with MGF surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Purchaser and Parent effected the Merger without prior notice to, or any action by, any other stockholder of MGF as permitted under the DGCL. At the Effective Time, in accordance with the Merger Agreement, (i) each Share not tendered in the Offer (other than Shares held in the treasury of MGF or Shares owned by Parent or Purchaser or any of their respective wholly owned subsidiaries, and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) was cancelled and converted into the right to receive the Merger Consideration, and (ii) each outstanding share of common stock of Purchaser, par value $0.01 per share, was converted into and became one newly and validly issued, fully paid and nonassesable share of common stock of the Surviving Corporation.

In accordance with the Merger Agreement, each of the members of the board of directors of MGF who were directors immediately prior to the Effective Time ceased to serve in such capacity and, as of the Effective Time, Young Chul Kang, the sole director of Purchaser immediately prior to the Effective Time, became the sole director of the Surviving Corporation. In connection with the Merger, (i) Eric C. Eddings, formerly MGF’s President and Chief Executive Officer, was appointed President and Chief Customer Officer of the Surviving Corporation; (ii) Scott S. Wheeler, formerly MGF’s Secretary and Chief Financial Officer, was appointed Chief Financial Officer of the Surviving Corporation; and (iii) John Breen, Chief Operating Officer of Pulmuone Wildwood, Inc., was appointed Chief Operating Officer of the Surviving Corporation.

At the Effective Time and pursuant to the Merger Agreement, the certificate of incorporation and bylaws of MGF were amended in their entirety to be in the form of (except with respect of the name of MGF) the certificate of incorporation and bylaws of Purchaser and, as so amended, became the certificate of incorporation and bylaws of the Surviving Corporation. A Form 25 was filed with the Commission on December 15, 2009 to delist the Shares from the NASDAQ Global Market. MGF intends to file with the SEC a Form 15 to deregister the Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend the remaining reporting obligations of MGF under the Exchange Act.

As of the date of this Schedule 13D and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of MGF will be continued substantially as they are currently being conducted. Nonetheless, Parent will continue to conduct a detailed review of MGF and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist after the Effective Time. Parent will continue to evaluate the business and operations of MGF and will take such actions as they deem appropriate under the circumstances then existing. Parent intends to review such information as part of a comprehensive review of MGF’s business, operations, capitalization and management with a view to optimizing development of MGF’s potential in conjunction with Parent’s existing businesses. Possible changes could include changes in MGF’s business, product offerings, corporate structure, charter, by-laws, capitalization, board of directors and management. All information contained in the section of the Offer to Purchase entitled “Purpose of the Offer and Plans for MGF; Merger Agreement” is incorporated herein by reference.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transactions described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (i) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Immediately before the Merger, Purchaser was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 14,260,802 Shares. Upon consummation of the Merger and as of December 14, 2009, Purchaser ceased to exist and Parent became the sole stockholder and beneficial owner of 200 shares of common stock of MGF, representing 100% of the issued and outstanding shares of the common stock MGF.

(c) On December 11, 2009, Purchaser accepted 14,461,736 Shares that were validly tendered and not withdrawn (including approximately 200,934 Shares subject to guaranteed delivery procedures). On

December 14, 2009, Purchaser exercised the Top-Up Option to purchase Shares directly from MGF in accordance with the Merger Agreement and acquired the Top-Up Shares at the Offer Price. Following the purchase of the Top-Up Shares, Purchaser owned, in the aggregate, 22,764,521 Shares, representing more than 90% of the outstanding Shares.

Pursuant to the Merger Agreement, at the Effective Time, (i) all Shares outstanding prior to such time were cancelled and ceased to exist and (other than Shares held in the treasury of MGF or owned by Parent or Purchaser or any of their respective wholly owned subsidiaries, and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) converted in the Merger into the right to receive the Merger Consideration, and (ii) each share of common stock of Purchaser, par value $0.01 per share, issued and outstanding prior to the Effective Time was converted into and became one newly and validly issued, fully paid and nonassesable share of common stock of the Surviving Corporation. As a result, all of the Shares owned by Purchaser were cancelled and ceased to exist, and each share of common stock of Purchaser was converted into one share of common stock of the Surviving Corporation. Immediately prior to the Merger, Parent held 200 shares of common stock of Purchaser, which shares represented all of the issued and outstanding capital stock of Purchaser. Upon consummation of the Merger and as of December 14, 2009, Purchaser’s separate corporate existence ceased, and Parent became the beneficial owner of 200 shares of common stock of MGF and the sole stockholder of MGF.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the sections of the Offer to Purchase entitled “Background of the Offer; Contacts with MGF” and “Source and Amount of Funds” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between Parent and Purchaser and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Exhibit Name

2.1	Agreement and Plan of Merger, dated October 8, 2009, by and among Pulmuone U.S.A., Inc., Pulmuone Cornerstone Corporation and Monterey Gourmet Foods, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Pulmuone Cornerstone Corporation with the Securities and Exchange Commission on November 10, 2009).

2.2	Offer to Purchase, dated as of November 10, 2009, (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Pulmuone Cornerstone Corporation with the Securities and Exchange Commission on November 10, 2009).

2.3	Letter of Transmittal, dated as of November 10, 2009, (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Pulmuone Cornerstone Corporation with the Securities and Exchange Commission on November 10, 2009).

99.1	Joint Filing Agreement, dated December 22, 2009, by and between Pulmuone U.S.A., Inc. and Monterey Gourmet Foods, Inc., as successor in interest to Pulmuone Cornerstone Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2009

PULMUONE U.S.A., Inc.

By:	/s/ Young Chul Kang
Name:	Young Chul Kang
Title:	Chief Executive Officer

MONTEREY GOURMET FOODS, INC., as successor in interest to PULMUONE CORNERSTONE CORPORATION

By:	/s/ Young Chul Kang
Name:	Young Chul Kang
Title:	Chief Executive Officer

SCHEDULE A

Pulmuone U.S.A., Inc. (“Parent”)

Set forth below are the name, business address and current principal occupation or employment of each director and executive officer of Parent. Each of the directors and executive officers of Parent is a citizen of Korea.

Name	Principal Occupation or Employment
Seung Woo Nam	Mr. Nam currently serves as the Chairman, Chief Executive Director, Chief Executive Officer and President and is a member of the Management Committee of Pulmuone Holdings Co., Ltd. Mr. Nam is also the Chairman of the Board of Directors of each of Parent and Pulmuone Wildwood, Inc.

Young Chul Kang	Dr. Kang currently serves as an Executive Director and a member of the Management Committee and the Remuneration Committee of Pulmuone Holdings Co., Ltd. Dr. Kang is a Director, the President and the Chief Executive Officer of Parent. Dr Kang is the Chief Executive Officer and the sole member of the board of directors of Monterey Gourmet Foods, Inc. Dr. Kang also serves as an Executive Director, the Chief Executive Officer and the Chief Financial Officer of Pulmuone Wildwood, Inc.

Chang Ha Yoo	Mr. Yoo, currently serves as an Executive Director and a member of the Management Committee and is the Vice President and Chief Financial Officer of Pulmuone Holdings Co., Ltd. Mr. Yoo also serves as a Director of Parent.

The business address and principal address of each director and officer of Parent is c/o Pulmuone U.S.A., Inc., 2315 Moore Avenue, Fullerton, California 92833.

Pulmuone Cornerstone Corporation (“Purchaser”)

Set forth below are the name, business address, current principal occupation or employment of each director and executive officer of Purchaser. Dr. Kang is a citizen of Korea and Mr. Breen is a citizen of the United States.

Name	Principal Occupation or Employment
Young Chul Kang	Dr. Kang currently serves as an Executive Director and a member of the Management Committee and the Remuneration Committee of Pulmuone Holdings Co., Ltd. Dr. Kang is a Director, the President and the Chief Executive Officer of Parent. Dr. Kang is the Chief Executive Officer and the sole member of the board of directors of Monterey Gourmet Foods, Inc. Dr. Kang also serves as an Executive Director, the Chief Executive Officer and the Chief Financial Officer of Pulmuone Wildwood, Inc.

John Breen	Mr. Breen currently serves Executive Director, Chief Operating Officer, Executive Vice President and Secretary of Pulmuone Wildwood, Inc. Mr. Breen is also the Chief Operating Officer of Monterey Gourmet Foods, Inc.

The business address and principal address of each director and officer of Purchaser is c/o Pulmuone U.S.A., Inc., 2315 Moore Avenue, Fullerton, California 92833.

Index of Exhibits

Exhibit	Exhibit Name

2.1	Agreement and Plan of Merger, dated October 8, 2009, by and among Pulmuone U.S.A., Inc., Pulmuone Cornerstone Corporation and Monterey Gourmet Foods, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Pulmuone Cornerstone Corporation with the Securities and Exchange Commission on November 10, 2009).

2.2	Offer to Purchase, dated as of November 10, 2009, (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Pulmuone Cornerstone Corporation with the Securities and Exchange Commission on November 10, 2009).

2.3	Letter of Transmittal, dated as of November 10, 2009, (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Pulmuone Cornerstone Corporation with the Securities and Exchange Commission on November 10, 2009).

99.1	Joint Filing Agreement, dated December 22, 2009, by and between Pulmuone U.S.A., Inc. and Monterey Gourmet Foods, Inc., as successor in interest to Pulmuone Cornerstone Corporation.